
10013292

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED]
For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from   to
Commission file number

CITY NATIONAL CORPORATION PROFIT SHARING PLAN
555 South Flower Street, Eighteenth Floor
Los Angeles, California 90071
(Full title of the plan and the address of the plan)

CITY NATIONAL CORPORATION
555 South Flower Street, Eighteenth Floor
Los Angeles, California 90071
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Not Applicable

Item 4. In lieu of the requirements of Items 1-3 above, plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached as Exhibit 2.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

City National Corporation Profit Sharing Plan

By: City National Bank, Trustee

Date: June 2010

By: \s\ Michael Nunnelee
Michael Nunnelee, Senior Vice President

Index to Exhibits

Consent of Independent Registered Public Accounting Firm

The Board of Directors
City National Corporation:

We consent to the incorporation by reference in the registration statement (No. 33-56632) on Form S-8 of City National Corporation of our report dated June 25, 2010, with respect to the statements of net assets available for benefits of the City National Corporation Profit Sharing Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the City National Corporation Profit Sharing Plan.

KPMG LLP

Los Angeles, California
June 25, 2010



CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

Index to Financial Statements and Supplemental Schedule

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Benefits Committee
City National Corporation Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the City National Corporation Profit Sharing Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Los Angeles, California
June 25, 2010

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Investments, at fair value:		
Cash equivalents	$ 30,997,381	$ 30,320,005
Mutual funds	230,377,254	165,179,318
Common stock	58,578,561	56,516,562
Preferred stock	640	467
Government and agency securities	194,376	—
Corporate debt	472,652	154,515
Common collective trusts	1,727,371	1,623,772
Other – assets	10,003	4,496
Participant loans	9,835,948	8,548,355
Total investments	332,194,186	262,347,490
Receivables:		
Employer contribution	2,201	9,488,257
Employee contribution	8,607	—
Accrued interest	4,833	19,798
Total receivables	15,641	9,508,055
Non-interest-bearing cash	640,318	369,787
Net assets available for benefits before adjustment to contract value	332,850,145	272,225,332
Adjustment to contract value from fair value for fully benefit-responsive investment contracts	(67,242)	93,853
Net assets available for benefits	$ 332,782,903	$ 272,319,185

See accompanying Notes to financial statements.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Changes to net assets attributable to:		
Investment income (loss):		
Interest	$ 647,112	$ 1,259,145
Dividends	5,819,357	9,967,514
Net appreciation (depreciation) in fair value of investments	45,649,148	(94,211,605)
Total investment income (loss)	52,115,617	(82,984,946)
Contributions:		
Employer	4,066,878	13,609,463
Participants	17,808,151	17,638,739
Total contributions	21,875,029	31,248,202
Deductions from net assets attributable to:		
Benefits paid to participants	13,453,678	15,211,419
Administrative expenses	73,250	48,492
Total deductions	13,526,928	15,259,911
Increase (decrease) in net assets	60,463,718	(66,996,655)
Net assets available for benefits:		
Beginning of the year	272,319,185	339,315,840
End of the year	$ 332,782,903	$ 272,319,185

See accompanying Notes to financial statements.

(1) Description of the Plan

The following description of the City National Corporation Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan which provides retirement benefits for eligible employees of City National Corporation and its subsidiaries (the Company) that have agreed to participate in the Plan. The Plan is administered by City National Corporation (the Sponsoring Employer) who acts by and through its administrative committee, the Benefits Committee. The Benefits Committee is comprised of officers of the Sponsoring Employer and City National Bank, a subsidiary of the Sponsoring Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Contributions

Employees of the Company who are entitled to paid vacation time and have completed one hour of service are eligible to participate in the Plan as of their hire date. Company profit sharing contributions to the Plan are discretionary and are equal to a percentage of employee eligible compensation based on the change in Net Profits (as defined by the Plan) over the prior year, subject to an overall maximum Company contribution of 8% of Net Profits reduced by matching contributions made for such Plan year (which are not made by forfeitures). For the years ended December 31, 2009 and 2008, a profit sharing contribution of 0.00% and 4.86% respectively, of each participant's eligible compensation was approved. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant's discretion in the same manner as the salary reduction contributions described below.

Participants can contribute, under a salary reduction agreement, up to 50% of their eligible compensation as defined, but not to exceed the dollar amount allowed by law, which was $16,500 for 2009 and $15,500 for 2008. The Company matches these employee deferrals up to a maximum amount of 50% of the first 6% of covered compensation contributed to the Plan each payroll period. Participants age 50 and over may make unmatched "catch-up" deferrals in accordance with Internal Revenue Code (IRC) regulations and limitations, not to exceed the dollar amount allowed by law, which was $5,500 for 2009 and $5,000 for 2008. Participants may also contribute amounts representing distributions (rollovers) from other tax-favored plans.

(c) Participant Accounts

Each participant account is credited with the participant's contributions, allocations of the Company's matching contribution and profit sharing contribution (if any), and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(Continued)

(d) Vesting

Participant contributions and the Company's matching contributions are immediately fully vested. A participant shall become fully vested in his or her entire accrued benefit upon the participant's normal retirement date (as defined by the Plan), death, or total disability (as defined by the Plan). The Company's profit sharing discretionary contributions, for participants whose employment terminates prior to his or her normal retirement date for reasons other than death or total disability shall vest in accordance with the following schedule:

Years of service	Vested percentage
Less than 2 years	—%
2	25
3	50
4	75
5 or more	100

Any nonvested amounts in a terminated participant's account will be forfeited in accordance with Plan provisions and used in the following sequence: first, to make any Plan contributions due to participants that have returned from qualified military service that are consistent with applicable law and the terms of the Plan; second, to make any Plan contributions required to correct administrative errors; third, to reduce matching contributions otherwise payable by the Company in the year that the forfeiture first becomes available; fourth, to restore previously forfeited account balances, if any; and fifth, to reduce matching contributions in the following year. At December 31, 2009 and 2008, forfeited nonvested accounts totaled $1,048 and $95,338, respectively. During 2009 and 2008, the total amount forfeited was $592,727 and $785,981, respectively. During 2009 and 2008, $687,576 and $691,369, respectively, were used in accordance with Plan provisions as summarized above.

(e) Benefit Payments

A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant's termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions. Withdrawal of previously contributed employee after-tax contributions is also permitted in accordance with Plan provisions.

In general, for distributions other than for financial hardship or on account of withdrawal of employee after-tax contributions, the method of payment shall be based on the participant's election and may be made in the form of a lump-sum payment, installments (if eligible as defined by the Plan), or direct transfer to an Individual Retirement Account (IRA) or tax-favored plan that accepts the transfer. A participant may also elect a combination of lump-sum payment and direct transfer. Distributions shall be made in cash or inkind in accordance with the participant's election and Plan provisions.

(Continued)

(f) Participant Loans

Loans to participants may be made, at the discretion of the Plan's administrator, in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant's vested account balance, or $50,000 reduced by the highest outstanding balance during the previous 12 months. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant's vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. Interest rates ranged from 4.25% to 10% and maturity dates ranged from January 2010 to October 2024 on outstanding loan balances for the year ended December 31, 2009. The terms of these loans cannot exceed five years except that if the loan is used to purchase the principal residence of the participant, the loan term may be extended for up to a period of 15 years. Principal and interest are paid ratably through payroll deductions.

(g) Plan Termination

The Company has not expressed any intent to terminate the Plan; however, it may do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants automatically become fully vested in their accrued benefits.

(2) Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a common collective trust. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b) Adoption of New Accounting Standards

In June 2009, the Financial Accounting Standards Board (FASB) issued guidance under Accounting Standards Codification (ASC) 105, *Generally Accepted Accounting Principles*, which was formerly referred to as FASB Statements of Financial Accounting Standards No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162*. This guidance establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. The Codification supersedes all existing non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants. This guidance and the

(Continued)

Codification became effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan's financial condition or results of operations.

In April 2009, the FASB issued guidance under ASC 820, which was formerly referred to as FASB Staff Position (FSP) FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*. This guidance addresses the factors that determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared to the normal market activity. Under this guidance, if the reporting entity has determined that the volume and level of activity has significantly decreased and the transactions are not orderly, further analysis is required and significant adjustments to the quoted prices or transactions may be needed. This guidance became effective for interim and annual reporting periods ending after June 15, 2009. The adoption did not have a material impact on the financial condition or results of operations. The adoption of this guidance is reflected, where applicable, throughout these financial statements.

In September 2009, the FASB issued ASC Update 2019-12, *Fair Value measurements and Disclosures* (Topic 820): *Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)*. This update provides guidance in estimating the fair value of a company's investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment's net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity's ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance became effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan's financial condition or results of operations and all applicable disclosures are included in these financial statements.

In January 2010, the FASB issued ASC Update 2010-06, *Fair Value Measurements and Disclosures* (Topic 820) – *Improving Disclosures about Fair Value Measurements*. This guidance amends Topic 820 that requires the reporting entity to disclose additional information on: (i) significant transfers in and out of Levels 1 and 2 measurements and reasons for the transfers; (ii) Level 3 gross purchases, sales, issuances, and settlement information; (iii) measurement disclosures by classes of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value is required for both recurring and nonrecurring fair value measurements. This guidance becomes effective for reporting periods beginning after December 15, 2009, except for the requirement to provide Level 1 and 2 activities, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The adoption of this guidance is not expected to have a material effect on the Plan's future financial statements.

In February 2010, the FASB issued ASC Update 2010-09, *Subsequent Events* (Topic 855): *Amendments to Certain Recognition and Disclosure Requirements*. This guidance: (i) incorporates the definition of the term "SEC filer" as an entity that is required to file or furnish its financial statements with the Security Exchange Commission (SEC) or other agencies and no longer requires SEC filers to disclose the date through which subsequent events have been evaluated in originally

(Continued)

issued and revised financial statements; (ii) requires conduit bond obligors to evaluate subsequent events through the date the financial statements are issued; and (iii) replaces the term "reissuance of financial statements" with "revised financial statements," which is defined as financial statements restated to correct an error and issued to reflect a retrospective application of U.S. GAAP. The adoption of the guidance is effective immediately.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(d) Investment Valuation and Income Recognition

Publicly traded securities are carried at fair value based on the published market quotations. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Plan's interest in the common collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. The Plan's investment in the CNI Charter Funds Prime Money Market Fund and participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a settlement-date basis, which does not materially differ from trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e) Payment of Participant Benefits

Participant benefits are recorded when paid.

(f) Administrative Expenses

A portion of the administrative expenses of the Plan are paid by the Company, except for loan and Individually Directed Account (IDA) fees, which are charged to the applicable participant accounts. City National Bank, the Plan's trustee, charges a fee for processing loan applications and IDA transactions. In addition, certain administrative expenses of the Plan are paid through mutual fund servicing fees received by City National Bank from the mutual funds in which the Plan assets are invested. Beginning July 1, 2008, servicing fees received by City National Bank of approximately 6 basis points (0.06%) of the total market value of core mutual funds, were rebated back to Plan participants. Effective October 1, 2009, the rebate to plan participants was increased from 6 to 8 basis points.

(g) Risks and Uncertainties

The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks

(Continued)

such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

(h) Concentration of Credit Risk

Investment in the common stock of City National Corporation comprises approximately 16% and 20% of the Plan's investments as of December 31, 2009 and 2008, respectively.

(3) Fair Value Measurements

On January 1, 2008, the Plan adopted new accounting requirements relating to the measurement of fair value. These requirements define fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that marketplace participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
- Level 2: Inputs to the valuation methodology include:
  - Quoted prices for similar assets or liabilities in active markets;
  - Quoted prices for identical or similar assets or liabilities in inactive markets;
  - Inputs other than quoted prices that are observable for the asset or liability;
  - Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Equity securities: valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and cash equivalents: Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Participant loans: Valued at amortized cost, which approximates fair value.

Guaranteed investment contract (common collective trusts): Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see note 2(a)).

Corporate debt: Valued at the bid or evaluated bid in conjunction with a multi-dimensional relational model of the par value held by the Plan at year-end.

Government and agencies securities: Valued at the bid or evaluated bid in conjunction with a multi-dimensional relational model of the par value held by the Plan at year-end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

As of December 31, 2009 and 2008, the Plan's investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

Asset Type	Fair value measurement as of December 31, 2009, using input type (Level 1)	(Level 2)	(Level 3)	Total
Cash equivalents	$ 30,997,381	$ —	$ —	$ 30,997,381
Mutual funds:				
Growth funds	78,296,363	—	—	78,296,363
Bond funds	77,229,019	—	—	77,229,019
Value funds	36,626,697	—	—	36,626,697
Index funds	27,215,269	—	—	27,215,269
Blended funds	6,282,276	—	—	6,282,276
Other funds	4,727,630	—	—	4,727,630
Total mutal funds	230,377,254	—	—	230,377,254
Common stock:				
Banking	53,713,654	—	—	53,713,654
Other	4,864,907	—	—	4,864,907
Total common stock	58,578,561	—	—	58,578,561
Preferred stock	640	—	—	640
Corporate debt	—	472,652	—	472,652
Government and agencies securities	—	194,376	—	194,376
Common collective trusts (1)	—	1,727,371	—	1,727,371
Other – assets	10,003	—	—	10,003
Participant loans	—	—	9,835,948	9,835,948
Total investments	$ 319,963,839	$ 2,394,399	$ 9,835,948	$ 332,194,186

(1) Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for plan benefits) was $1,660,129.

Asset Type	Fair value measurement as of December 31, 2008, using input type (Level 1)	(Level 2)	(Level 3)	Total
Cash equivalents	$ 30,194,914	$ 125,091	$ —	$ 30,320,005
Mutual funds	165,179,318	—	—	165,179,318
Employer common stock	53,184,295	—	—	53,184,295
Common stock	3,332,267	—	—	3,332,267
Preferred stock	467	—	—	467
Corporate debt	—	154,515	—	154,515
Common collective trusts (1)	—	1,623,772	—	1,623,772
Other – assets	4,496	—	—	4,496
Participant loans	—	—	8,548,355	8,548,355
Total investments	$ 251,895,757	$ 1,903,378	$ 8,548,355	$ 262,347,490

(1) Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for plan benefits) was $1,717,625.

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan's level 3 investments for the year ended December 31, 2009:

		Participant loans
Balance, beginning of year	$	8,548,355
Realized gains (losses)		—
Unrealized gains (losses) relating to instruments still held at the reporting date		—
Purchases, sales, issuances, and settlements (net)		1,287,593
Balance, end of year	$	9,835,948

The table below sets forth a summary of changes in the fair value of the Plan's level 3 investments for the year ended December 31, 2008:

		Participant loans
Balance, beginning of year	$	7,915,200
Realized gains (losses)		—
Unrealized gains (losses) relating to instruments still held at the reporting date		—
Purchases, sales, issuances, and settlements (net)		633,155
Balance, end of year	$	8,548,355

(4) Investments

The following table presents the fair value of investments as of December 31, 2009 and 2008, with individual investments representing 5% or more of the Plan's assets available for benefits separately identified:

Investment	2009	2008
City National Corporation common stock	$ 53,713,653	$ 53,184,295
Dreyfus S&P 500 Index Fund #078	21,269,650	15,781,000
CNI Charter Funds Prime Money Market Fund #240	28,835,826	30,194,914
AIM Intermediate Government A #1560	—*	21,494,956
CNI Charter Gov't Bond Fund	28,917,622	2,011,975*
American Europacific Growth-R4	18,855,704	13,804,438
CNI Charter Large Cap Value Equity – Instl #253	18,019,932	13,724,261
PIMCO Total Return CL A #005	20,817,476	15,369,899
Royce Value Plus Fd Sv CL#292	16,675,603	11,989,025*
All other investments less than 5%	125,088,720	84,792,727
Total	$ 332,194,186	$ 262,347,490

* Less than 5% included for comparative purposes.

During 2009 and 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) in mutual funds, common and preferred stock, government and agency securities, and other investments appreciated (depreciated) in value by $45,649,148 and $(94,211,605), respectively, as follows:

Investment	2009	2008
Mutual funds	$ 46,856,292	(81,008,438)
Common stock	(1,374,683)	(13,036,858)
Preferred stock	173	(46,077)
Government and agency securities	(5,225)	(1,723)
Corporate debt	18,630	(128,955)
Common collective trust	33,058	17,215
Other	120,903	(6,769)
Total	$ 45,649,148	(94,211,605)

(Continued)

(5) Party-In-Interest Transactions

Certain Plan investments are shares of CNI Charter Funds managed by City National Asset Management, Inc. (CNAM) and shares of common stock of City National Corporation. CNAM is a wholly owned subsidiary of City National Bank, which is a subsidiary of City National Corporation (the Plan sponsor as defined by the Plan), and thus, these are party-in-interest transactions. In addition, City National Bank receives mutual fund servicing fees for funds invested in CNI Charter Funds. Such fees offset, in part, administrative expenses of the Plan.

(6) Income Taxes

The Company received a favorable tax determination letter on April 16, 2003 from the Internal Revenue Service stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). The plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2009 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
	Cash equivalents:			
*	City National Bank	CNI Charter Prime Mny Mk Inst Fund	2,156,510	$ 2,156,510
*	City National Bank	CNI Charter Prime Mny Mkt Inst #240	28,835,826	28,835,826
	Fidelity Cash Resvs	Fidelity Cash Resvs – 055	5,045	5,045
		Total cash equivalents		30,997,381
	Government and agencies:			
	FHLB Step CPN	FHLB Step CPN 3.000% 9/30/19	200,000	194,376
		Total government and agencies		194,376
	Corporate obligations:			
	Dow Chemical Co	Dow Chemical Co 5.800% 8/15/14	50,000	50,061
	Dow Chemical Co	Dow Chemical Co 6.650% 8/15/16	50,000	49,399
	Ford Motor Credit	Ford Motor Credit 7.875% 6/15/10	100,000	101,511
	General Mtrs Accep	General Mtrs Accep 7.000% 10/15/11	19,000	17,337
	GMAC LLC	GMAC LLC 6.150% 3/15/10	70,000	69,641
	Intl Lease FIN SR NT	Intl Lease FIN SR NT 5.000% 4/15/10	90,000	88,649
	Intl Lease FINC NT	Intl Lease FINC NT 4.875% 9/01/10	100,000	96,054
		Total corporate obligations		472,652
	Preferred stock:			
	Sears Roebuck Accep	Sears Roebuck Accep Corp 7.400% Pfd	50	640
		Total preferred stock		640
	Common stock:			
	Aastrom Biosciences	Aastrom Biosciences Inc Com	5,000	1,537
	ABB Ltd Spons Adr	ABB Ltd Spons Adr	2,500	66,850
	Abbott Laboratories	Abbott Laboratories Com	775	41,842
	Accenture Plc Com	Accenture Plc Com	50	2,075
	Adobe Systems Com	Adobe Systems Com	100	3,678
	AES Corp Com	AES Corp Com	10	133
	Aetna Inc Com	Aetna Inc Com	100	3,170
	Aflac Corp Com	Aflac Corp Com	100	4,625
	Agnico Eagle Mines L	Agnico Eagle Mines Ltd Com	175	9,450
	Alcatel-Lucent Sp Ad	Alcatel-Lucent Sp Adr	48	159
	Allied Irish Banks S	Allied Irish Banks Spons Adr	30	105
	Altria Group Inc Com	Altria Group Inc Com	350	6,870
	Aluminum Corp China	Aluminum Corp China Ltd Spons Adr	41	1,117
	AMAG Pharmaceuticals	AMAG Pharmaceuticals Inc Com	200	7,606
	Amazon.com Inc Com	Amazon.com Inc Com	115	15,470
	Amdocs Ltd Adr	Amdocs Ltd Adr	100	2,853
	America Movil S A de	America Movil S A de C V Ser L Adr	29	1,362
	American Cap Ltd Com	American Cap Ltd Com	1,700	4,148
	American Electric Po	American Electric Power Co Inc Com	150	5,218

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2009 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
	American Italian Pas	American Italian Pasta Co CL A	100	$ 3,479
	Amphenol Corp CL A	Amphenol Corp CL A	100	4,618
	AMR Corp Com	AMR Corp Com	350	2,705
	Anglogold Ashanti LT	Anglogold Ashanti Ltd Adr New	200	8,036
	Annaly Capital Mgmt	Annaly Capital Mgmt Inc Com	1,800	31,230
	Apache Corp Com	Apache Corp Com	370	38,172
	Apple Inc Com	Apple Inc Com	556	117,166
	Aradigm Corp Com	Aradigm Corp Com	90	13
	Archer Daniels Midla	Archer Daniels Midland Com	100	3,131
	Ariba Inc Com New	Ariba Inc Com New	8	100
	Artistdirect Inc New	Artistdirect Inc New Com	80	1
	At & T Inc Com	At & T Inc Com	651	18,247
	Atlas Pipeline Partn	Atlas Pipeline Partners L P Int	1	10
	Avid Tech Inc Com	Avid Tech Inc Com	138	1,761
	Avis Budget Group In	Avis Budget Group Inc Com	56	735
	Baker Hughes Inc Com	Baker Hughes Inc Com	40	1,619
	Banco Bradesco S A S	Banco Bradesco S A Spons Adr	1,440	31,493
	Banco Santander Sa.	Banco Santander Sa.	202	3,321
	Bank New York Mellon	Bank New York Mellon Corp Com	45	1,259
	Bank of America Corp	Bank of America Corp Com	8,395	126,428
	Barrick Gold Corp Co	Barrick Gold Corp Com	575	22,644
	Baxter Intl Inc Com	Baxter Intl Inc Com	75	4,401
	Bayer A G Spons Adr	Bayer A G Spons Adr	20	1,596
	Berkshire Hathaway I	Berkshire Hathaway Inc CL B	30	98,580
	Best Buy Inc Com	Best Buy Inc Com	375	14,797
	BG Group Plc Spons A	BG Group Plc Spons Adr	7	633
	BHP Billiton Ltd Adr	BHP Billiton Ltd Adr	28	2,144
	Biocurex Inc Com	Biocurex Inc Com	9,500	1,045
	BJ Services Co Com	BJ Services Co Com	200	3,720
	Blackrock Inc Com	Blackrock Inc Com	20	4,644
	Bolt Technology Corp	Bolt Technology Corp Com	135	1,488
	BP Plc Spons Adr	BP Plc Spons Adr	18	1,043
	Bristol Myers Squibb	Bristol Myers Squibb Co Com	50	1,262
	Bristow Group Inc Co	Bristow Group Inc Com	120	4,614
	Brown Forman Corp CL	Brown Forman Corp CL B	430	23,035
	Buffalo Wild Wings I	Buffalo Wild Wings Inc Com	51	2,054
	Building Matls Hldg	Building Matls Hldg Corp Com	10	—
	Burlington Northn SA	Burlington Northn Santa Fe Com	18	1,775
	C H Robinson Worldwi	C H Robinson Worldwide Inc Com	24	1,410
	Canadian Natl Railwa	Canadian Natl Railway Co Com	11	598
	Caterpillar Inc Com	Caterpillar Inc Com	75	4,274
	Celgene Corp Com	Celgene Corp Com	200	11,136
	Cenovus Energy Inc C	Cenovus Energy Inc Com	33	832
	Cerner Corp Com	Cerner Corp Com	100	8,244

(Continued)

Schedule

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2009 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares		(e) Current value
	Chevron Corp Com	Chevron Corp Com	370	$	28,487
	Chimera Invt Corp RE	Chimera Invt Corp REIT	1,000		3,880
	China Green Agricult	China Green Agriculture Inc Com	300		4,410
	Cisco Systems Inc Co	Cisco Systems Inc Com	200		4,788
	Citadel Broadcasting	Citadel Broadcasting Corp	18		—
	Citigroup Inc Com	Citigroup Inc Com	31,600		104,595
*	City National Corp	City National Corp Com	1,177,931		53,713,654
	Clinical Data Inc Co	Clinical Data Inc Com	390		7,121
	Coach Inc Com	Coach Inc Com	660		24,110
	Cognizant Technology	Cognizant Technology Solutions CL A	1,045		47,369
	Colgate Palmolive Co	Colgate Palmolive Co Com	50		4,107
	Comcast Corp New CL	Comcast Corp New CL A	2,350		39,625
	Comcast Corp New Spe	Comcast Corp New Special CL A Non-Vt	773		12,378
	Companhia de Bebidas	Companhia de Bebidas Spons Adr	290		29,316
	Comstock Homebuildin	Comstock Homebuilding Cos CL A Com	400		326
	Conagra Foods Inc Co	Conagra Foods Inc Com	450		10,372
	ConocoPhillips Com	ConocoPhillips Com	200		10,214
	Consolidated Water C	Consolidated Water Co Inc Com	50		714
	Converted Organics I	Converted Organics Inc Com	150		100
	Cooper Tire & Rubber	Cooper Tire & Rubber Co Com	150		3,007
	Corning Inc Com	Corning Inc Com	1,680		32,441
	Costco Wholesale Cor	Costco Wholesale Corp New Com	231		13,668
	Covidien Plc Com	Covidien Plc Com	25		1,197
	Crocs Inc Com	Crocs Inc Com	1,000		5,750
	CTS Corp Com	CTS Corp Com	3,000		28,860
	Cummins Engine Inc	Cummins Engine Inc Com	20		917
	Cumulus Media Inc	Cumulus Media Inc CL A	600		1,368
	CVS/Caremark Corp	CVS/Caremark Corp Com	425		13,689
	D R Horton Inc Com	D R Horton Inc Com	25		272
	Darden Restaurants I	Darden Restaurants Inc Com	30		1,052
	Deep Rock Oil & Gas	Deep Rock Oil & Gas Inc Com	101		—
	Dell Inc Com	Dell Inc Com	60		862
	Diamond Offshore Dri	Diamond Offshore Drilling Inc Com	130		12,795
	Discovery Laboratori	Discovery Laboratories Inc Com	15,000		9,427
	Dolby Laboratories I	Dolby Laboratories Inc CL A	248		11,837
	Donnelley RR & Sons	Donnelley RR & Sons Com	270		6,013
	Dow Chemical Co Com	Dow Chemical Co Com	61		1,686
	DSW Inc Class A Com	DSW Inc Class A Com	100		2,588
	Du Pont E I de Nemou	Du Pont E I De Nemours & Co Com	300		10,101
	Duke Energy Corp New	Duke Energy Corp New Com	1		17
	DXP Enterprises Inc	DXP Enterprises Inc Com	225		2,941
	Eagle Materials Inc	Eagle Materials Inc Com	15		391
	East West Bancorp IN	East West Bancorp Inc Com	100		1,580
	Ebay Inc Com	Ebay Inc Com	545		12,824

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2009 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares		(e) Current value
	Edison International	Edison International Com	570	$	19,825
	Electronic Game Card	Electronic Game Card Inc Com	15,500		19,840
	EMC Corp Mass Com	EMC Corp Mass Com	375		6,551
	Encana Corp Com	Encana Corp Com	33		1,069
	Endologix Inc Com	Endologix Inc Com	850		4,488
	ENI S P A Spons Adr	ENI S P A Spons Adr	100		5,061
	Entercom Communicati	Entercom Communications Corp CL A	968		6,845
	Euroseas Ltd Com	Euroseas Ltd Com	100		391
	Exxon Mobil Corp Com	Exxon Mobil Corp Com	290		19,786
	Fedex Corp Com	Fedex Corp Com	50		4,173
	Fidelity National Fi	Fidelity National Financial Inc Com	750		10,095
	First Solar Inc Com	First Solar Inc Com	25		3,385
	FLIR Systems Inc Com	FLIR Systems Inc Com	110		3,600
	Flowserve Corp Com	Flowserve Corp Com	22		2,080
	Fluor Corp New Com	Fluor Corp New Com	375		16,890
	Ford Motor Co Del Co	Ford Motor Co Del Com New	3,750		37,500
	FPL Group Inc Com	FPL Group Inc Com	200		10,564
	France Telecom S A S	France Telecom S A Spons Adr	460		11,610
	Freeport Mcmoran Cop	Freeport Mcmoran Copper & Gld Inc	120		9,634
	Freeseas Inc Com	Freeseas Inc Com	300		408
	Fremont Gen Corp Com	Fremont Gen Corp Com	16		10
	Frontline Ltd Adr	Frontline Ltd Adr	100		2,732
	Fuqi International I	Fuqi International Inc Com	2,000		35,900
	Gamestop Corp New CL	Gamestop Corp New CL A	125		2,742
	Garmin Ltd ORD	Garmin Ltd ORD	345		10,591
	Gasco Energy Inc Com	Gasco Energy Inc Com	3,000		1,590
	General Dynamics Cor	General Dynamics Corp Com	130		8,862
	General Electric Co	General Electric Co Com	24,208		366,260
	General Moly Inc Com	General Moly Inc Com	2,000		4,160
	Genta Inc Com	Genta Inc Com	500		43
	Genzyme Corp Com	Genzyme Corp Com	425		20,830
	Gilead Sciences Inc	Gilead Sciences Inc Com	800		34,616
	Global Crossing Ltd	Global Crossing Ltd Com *Dlstd*	100		—
	Global Industries Lt	Global Industries Ltd Com	750		5,347
	Gold Reserve Inc Com	Gold Reserve Inc Com	1,000		1,090
	Goldman Sachs Group	Goldman Sachs Group Inc Com	554		93,537
	Goodrich Petroleum C	Goodrich Petroleum Corp Com New	100		2,435
	Google Inc CL A	Google Inc CL A	32		19,840
	Great Plains Energy	Great Plains Energy Inc Com	1		19
	Green Star Alternati	Green Star Alternative Energy Com	2,850		541
	GS Enviroservices In	GS Enviroservices Inc Com	250		6
	Halozyme Therapeutic	Halozyme Therapeutics Inc Com	51,125		300,104
	Hancock Fabrics Inc	Hancock Fabrics Inc Del Com	17		59
	Hansen Natural Corp	Hansen Natural Corp Com	590		22,656

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2009 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares		(e) Current value
	Hartford Financial S	Hartford Financial Services Grp Com	150	$	3,489
	HDFC Bank Ltd Adr	HDFC Bank Ltd Adr	1		130
	Hercules Offshore IN	Hercules Offshore Inc Com	20		96
	Hershey Co/The Com	Hershey Co/The Com	800		28,632
	Hewlett Packard Co C	Hewlett Packard Co Com	370		19,059
	Hittite Microwave Co	Hittite Microwave Corp Com	9		367
	Home Depot Inc Com	Home Depot Inc Com	150		4,340
	Home Solutions Ameri	Home Solutions America Inc Com	10,000		68
	Hop-On Inc Com	Hop-On Inc Com	100,000		70
	Hudson City Bancorp	Hudson City Bancorp Inc Com	60		824
	ICICI Bank Ltd Spons	ICICI Bank Ltd Spons Adr	1,001		37,748
	Illumina Inc Com	Illumina Inc Com	350		10,738
	Immucor Inc Com	Immucor Inc Com	175		3,542
	Immunicon Corp Del C	Immunicon Corp Del Com	6,000		126
	Impala Platinum Hldg	Impala Platinum Hldgs Ltd Sp Adr	100		2,730
	Imperial Tob Group P	Imperial Tob Group Plc Adr	26		1,648
	Infospace Inc Com	Infospace Inc Com	3,000		25,710
	Infosys Technologies	Infosys Technologies Ltd Spon Adr	39		2,156
	ING Groep N V Spons	ING Groep N V Spons Adr	50		491
	Intel Corp Com	Intel Corp Com	4,732		96,540
	International Paper	International Paper Co Com	15		402
	Intl Business Machin	Intl Business Machines Corp Com	270		35,343
	Intuitive Surgical I	Intuitive Surgical Inc Com	40		12,137
	Iron Mountain Inc Co	Iron Mountain Inc Com	281		6,396
	ISIS Pharmaceuticals	ISIS Pharmaceuticals Inc Com	900		9,999
	ITT Educational Serv	ITT Educational Services Inc Com	25		2,399
	IXYS Corp Del Com	IXYS Corp Del Com	60		445
	J C Penney Inc Com	J C Penney Inc Com	40		1,064
	Jack in the Box Inc	Jack in the Box Inc Com	50		984
	Jacobs Engineering G	Jacobs Engineering Group Inc Com	39		1,467
	John Deere & Co Com	John Deere & Co Com	62		3,354
	Johnson & Johnson Co	Johnson & Johnson Com	550		35,426
	JPMorgan Chase & Co	JPMorgan Chase & Co Com New	75		3,125
	K Tron Intl Inc Com	K Tron Intl Inc Com	70		7,613
	King Pharmaceuticals	King Pharmaceuticals Inc Com	300		3,681
	Krispy Kreme Doughnu	Krispy Kreme Doughnuts Inc Com	40		118
	Kroger Co Com	Kroger Co Com	100		2,053
	KT Corporation Spons	KT Corporation Spons Adr	20		336
	KVH Inds Inc Com	KVH Inds Inc Com	400		5,896
	Leucadia Natl Corp C	Leucadia Natl Corp Com	100		2,379
	Level 3 Communicatio	Level 3 Communications Inc Com	2,000		3,060
	Lihir Gold Ltd Spons	Lihir Gold Ltd Spons Adr	50		1,461
	Lockheed Martin Corp	Lockheed Martin Corp Com	15		1,130
	Loews Corp Com	Loews Corp Com	300		10,905

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2009 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares		(e) Current value
	Lowes Cos Inc Com	Lowes Cos Inc Com	50	$	1,170
	LSI Corporation Com	LSI Corporation Com	10		60
	Marvel Entertainment	Marvel Entertainment Inc Com	295		15,954
	Mcdermott Intl Inc C	Mcdermott Intl Inc Com	175		4,202
	Mcdonalds Corp Com	Mcdonalds Corp Com	124		7,743
	Medtronic Inc Com	Medtronic Inc Com	65		2,859
	Memc Electronic Mate	Memc Electronic Materials Inc Com	51		695
	Merck & Co Inc New C	Merck & Co Inc New Com	692		25,286
	Meridian Resource Co	Meridian Resource Corp Com	5,000		1,325
	Mesa Air Group Inc C	Mesa Air Group Inc Com	4,000		481
	Metlife Inc Com	Metlife Inc Com	50		1,768
	MGM Mirage Inc Com	MGM Mirage Inc Com	2,000		18,240
	MGP Ingredients Inc	MGP Ingredients Inc Com	33		252
	Micromet Inc Com	Micromet Inc Com	675		4,496
	Micron Technology In	Micron Technology Inc Com	300		3,168
	Microsoft Corp Com	Microsoft Corp Com	935		28,511
	Mindray Medical Intl	Mindray Medical Intl Ltd Adr	100		3,392
	Moduslink Global Sol	Moduslink Global Solutions I Com	10		94
	Monsanto Co New Com	Monsanto Co New Com	25		2,044
	Morgan Stanley Dean	Morgan Stanley Dean Witter & Co Com	201		5,937
	Motorola Inc Com	Motorola Inc Com	500		3,880
	Nabors Industries LT	Nabors Industries Ltd Com	600		13,134
	NASDAQ OMX Group	NASDAQ OMX Group	150		2,973
	National Grid Plc Sp	National Grid Plc Spons Adr New	50		2,719
	National Oilwell Var	National Oilwell Varco Inc Com	125		5,511
	National Quality Car	National Quality Care Inc Com	17,500		525
	Nektar Therapeutics	Nektar Therapeutics Com	13		121
	Neogen Corp Com	Neogen Corp Com	187		4,415
	Netapp Inc Com	Netapp Inc Com	100		3,436
	Netflix.com Inc Com	Netflix.com Inc Com	1,000		55,090
	Netgear Inc Com	Netgear Inc Com	292		6,333
	New York Cmnty Banco	New York Cmnty Bancorp Inc Com	140		2,031
	Nike Inc CL B	Nike Inc CL B	60		3,964
	Nintendo Ltd Adr	Nintendo Ltd Adr	200		5,964
	No Amern Galvanizing	No Amern Galvanizing & Coatings Com	500		2,425
	Norfolk Southern Co	Norfolk Southern Co Com	2,000		104,840
	Nortel Networks CP C	Nortel Networks CP Com	2		—
	Novagold Resources I	Novagold Resources Inc Com	2,000		12,260
	Novavax Inc Com	Novavax Inc Com	1,000		2,660
	Novo-Nordisk A S Adr	Novo-Nordisk A S Adr	16		1,022
	Nvidia Corp Com	Nvidia Corp Com	3,445		64,353
	NYSE Euronext Com	NYSE Euronext Com	5,650		142,945
	Oclaro Inc Com	Oclaro Inc Com	8,000		11,760
	Omnicom Group Inc Co	Omnicom Group Inc Com	35		1,370

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2009 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares		(e) Current value
	Open JT Stk Co-Vimpe	Open Jt Stk Co-Vimpel Comm Spnsd Adr	115	$	2,138
	Oracle Corp Com	Oracle Corp Com	262		6,427
	Oshkosh Corporation	Oshkosh Corporation	270		9,998
	Owens & Minor Inc HL	Owens & Minor Inc Hldg Co Com	200		8,586
	P G & E Corp Com	P G & E Corp Com	240		10,716
	Palatin Technologies	Palatin Technologies Inc Com New	2,000		739
	Palm Inc Com	Palm Inc Com	8		80
	PDL Biopharma Inc Co	PDL Biopharma Inc Com	4,000		27,440
	Peabody Energy Corp	Peabody Energy Corp Com	200		9,042
	Penn West Energy Tru	Penn West Energy Trust Com	552		9,705
	Pepsico Inc Com	Pepsico Inc Com	100		6,080
	Petrochina Co Ltd Sp	Petrochina Co Ltd Spons Adr	10		1,190
	Petroleo Brasi Sa Pe	Petroleo Brasi Sa Petrobras Spon Adr	420		20,026
	Petroleum Dev Corp C	Petroleum Dev Corp Com	100		1,821
	Petsmart Inc Com	Petsmart Inc Com	400		10,676
	Pfizer Inc Com	Pfizer Inc Com	2,822		51,340
	Pharmacyclics Inc Co	Pharmacyclics Inc Com	15,000		47,100
	Philip Morris Intl I	Philip Morris Intl Inc Com	30		1,446
	Plato Learning Inc C	Plato Learning Inc Com	1,000		4,360
	Playboy Enterprises	Playboy Enterprises Inc CL B	100		320
	Point Blank Solution	Point Blank Solutions Inc Com	19,000		7,980
	Polo Ralph Lauren Co	Polo Ralph Lauren Corp CL A Com	23		1,863
	Potash Corp Sask Inc	Potash Corp Sask Inc Com	65		7,053
	Precision Castparts	Precision Castparts Corp Com	230		25,381
	Preferred Bank Com	Preferred Bank Com	15		27
	Priceline.com Inc Co	Priceline.com Inc Com New	70		15,289
	Procter & Gamble Co	Procter & Gamble Co Com	690		41,835
	Qualcomm Inc Com	Qualcomm Inc Com	40		1,850
	Quality Systems Inc	Quality Systems Inc Com	201		12,623
	Rambus Inc Com	Rambus Inc Com	1,000		24,400
	Reed Elsevier Plc Sp	Reed Elsevier Plc Sp Adr	30		984
	Repsol YPF S A Spons	Repsol YPF S A Spons Adr	125		3,333
	Research in Motion L	Research in Motion Ltd Com	9		608
	Roche Holdings Ltd S	Roche Holdings Ltd Spons Adr	49		2,068
	Roper Industries Inc	Roper Industries Inc Com	500		26,185
	Rowan Companies Inc	Rowan Companies Inc Com	125		2,830
	Royal Dutch Shell PL	Royal Dutch Shell Plc Adr CL B	50		2,907
	Rri Energy Inc Com	Rri Energy Inc Com	1,001		5,726
	Salem Communications	Salem Communications Corp CL A Com	1,100		6,589
	Samaritan Pharmaceut	Samaritan Pharmaceuticals Inc Com	1,166		140
	San Diego Trust Bank	San Diego Trust Bank Com	800		9,600
	Sanofi-Aventis Adr	Sanofi-Aventis Adr	45		1,767
	Schwab Charles Corp	Schwab Charles Corp Com	1,465		27,572
	Sears Holdings Corp	Sears Holdings Corp Com	105		8,762

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2009 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
	Senomyx Inc Com	Senomyx Inc Com	1,125	$ 4,241
	Shaw Group Inc Com	Shaw Group Inc Com	100	2,875
	Sherwin Williams Co	Sherwin Williams Co Com	18	1,110
	Silicon Laboratories	Silicon Laboratories Inc Com	165	7,983
	Silver Wheaton Corp	Silver Wheaton Corp Com	1,000	15,020
	Sirius XM Radio Inc	Sirius XM Radio Inc Com	5,500	3,300
	Skyepharma Plc – Spons	Skyepharma Plc – Spons Adr	1,850	2,629
	SLM Corp Com	SLM Corp Com	383	4,316
	Sonic Automotive Inc	Sonic Automotive Inc CL A	14	145
	Sony Corp Spons Adr	Sony Corp Spons Adr	165	4,785
	Southwestern Energy	Southwestern Energy Co Com	110	5,302
	Sprint Nextel Corp C	Sprint Nextel Corp Com	4,300	15,738
	Starbucks Corp Com	Starbucks Corp Com	335	7,725
	Starpharma Hldgs Ltd	Starpharma Hldgs Ltd Sp Adr	4,000	26,000
	State Street Corp Co	State Street Corp Com	445	19,376
	Steel Dynamics Inc C	Steel Dynamics Inc Com	400	7,088
	Stryker Corp Com	Stryker Corp Com	630	31,733
	SuccessFactors Inc C	SuccessFactors Inc Com	1,000	16,580
	Sun Microsystems Inc	Sun Microsystems Inc Com	525	4,919
	Suntech Pwr Hldgs Co	Suntech Pwr Hldgs Co Ltd Adr	25	416
	Taiwan Semiconductor	Taiwan Semiconductor Mfg Co Ltd Adr	156	1,785
	Target Corp Com	Target Corp Com	300	14,511
	Telefonica de Espana	Telefonica de Espana Sa Spons Adr	10	835
	Tenet Healthcare Cor	Tenet Healthcare Corp Com	10,000	53,900
	Tesco Plc Spons Adr	Tesco Plc Spons Adr	72	1,481
	Tessera Technologies	Tessera Technologies Inc Com	1,000	23,270
	Teva Pharmaceutical	Teva Pharmaceutical Ind Ltd Spon Adr	45	2,528
	Texas Instruments IN	Texas Instruments Inc Com	1,325	34,530
	The Travelers Compan	The Travelers Companies Inc Com	725	36,149
	Thor Industries Inc	Thor Industries Inc Com	370	11,618
	Tidewater Inc Com	Tidewater Inc Com	10	480
	TJX Cos Inc Com	TJX Cos Inc Com	120	4,386
	TNT N V Adr	TNT N V Adr	21	647
	Total S A Spons Adr	Total S A Spons Adr	30	1,921
	Tyco Electronics Ltd	Tyco Electronics Ltd Com	25	614
	Tyco International L	Tyco International Ltd Com	25	892
	Under Armour Inc CL	Under Armour Inc CL A	315	8,590
	Unilever Plc Spons A	Unilever Plc Spons Adr New	580	18,502
	United Natural Foods	United Natural Foods Inc Com	175	4,680
	United Online Inc Co	United Online Inc Com	1,044	7,507
	UnitedHealth Group I	UnitedHealth Group Inc Com	100	3,048
	US Bancorp Del Com N	US Bancorp Del Com New	625	14,069
	US Global Nanospace	US Global Nanospace Inc Com	2,000	1
	Valero Energy Corp N	Valero Energy Corp New Com	1,000	16,750

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2009 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares		(e) Current value
	Verizon Communicatio	Verizon Communications Com	4,711	$	156,076
	Vesta Insurance Grou	Vesta Insurance Group Inc Com	110		—
	Visa Inc – Class A Com	Visa Inc – Class A Com	675		59,036
	VMware Inc CL A Com	VMware Inc CL A Com	100		4,238
	Wal-Mart Stores Inc	Wal-Mart Stores Inc Com	200		10,691
	Walt Disney Company	Walt Disney Company Com	472		15,222
	Waters Corp Com	Waters Corp Com	25		1,549
	WellPoint Inc Com	WellPoint Inc Com	50		2,915
	Wells Fargo & Co New	Wells Fargo & Co New Com	1,320		35,626
	Wendy's/Arby's Group	Wendy's/Arby's Group Inc CL A Com	200		938
	Whirlpool Corp Com	Whirlpool Corp Com	47		3,791
	Willis Group Holding	Willis Group Holdings Ltd Adr	100		2,638
	Willis Group Holding	Willis Group Holdings Ltd Adr	180		4,748
	Worldcom Inc/Worldco	Worldcom Inc/Worldcom Grp Com *Wthls	300		—
	Worldcom/MCI Group C	Worldcom/MCI Group Com New *Wthless	12		—
	Wyndham Worldwide Co	Wyndham Worldwide Corp Com	506		10,207
	Xenoport Inc Com	Xenoport Inc Com	100		1,855
	XL Capital Ltd CL A	XL Capital Ltd CL A	5		92
	XTO Energy Inc Com	XTO Energy Inc Com	385		17,926
	Yahoo! Inc Com	Yahoo! Inc Com	200		3,356
	YRC Worldwide Inc Co	YRC Worldwide Inc Com	500		420
	Yum! Brands Inc Com	Yum! Brands Inc Com	200		6,994
	Calif ST DWR V/R	Calif ST DWR V/R 0.160% 5/01/22	100,000		100,000
	Call on BVJ @ 22.50	Call on BVJ @ 22.50 2/20/10	500		2,220
	Call on C @ 7.50	Call on C @ 7.50 1/16/10	300		3
	Call on C @ 7.50	Call on C @ 7.50 1/21/12	1,000		320
	Call on LDK Solar @ 20.00	Call on LDK Solar @ 20.00 1/22/11	1,300		260
	Call on LVS @ 50.00	Call on LVS @ 50.00 1/16/10	500		5
	Call on NZV @ 50.00	Call on NZV @ 50.00 1/16/10	800		8
	Call on OHR @ 80.00	Call on OHR @ 80.00 1/22/11	800		6,280
	Call on OWB @ 170.00	Call on OWB @ 170.00 1/22/11	500		400
	Call on TEVA @ 65.00	Call on TEVA @ 65.00 1/22/11	500		975
	Call on VEH @ 70.00	Call on VEH @ 70.00 3/20/10	600		11,100
	Call on VIX @ 50.00	Call on VIX @ 50.00 1/16/10	1,000		50
	Irvine RCH Cal V/R	Irvine RCH CAL V/R 0.100% 11/15/13	100,000		100,000
	Merrill Lynch Call @ 40.00	Merrill Lynch Call @ 40.00 1/16/10	500		5
	Put on TEP @ 20.00	Put on TEP @ 20.00 1/16/10	400		540
	Put on WMT @ 50.00	Put on WMT @ 50.00 1/16/10	400		28
	Put on ZQN @ 65.00	Put on ZQN @ 65.00 1/16/10	400		12
		Total common stock			58,578,561
	Common/collective funds:				
	Morley FIN Stbl Vlu	Morley FIN Stbl Vlu-50 Bp Fee 25/25	74,713		1,727,371
		Total common/collective funds			1,727,371

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2009 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
	Mutual funds:			
	AIM Intermediate Gov	AIM Intermediate Government A #1560	22	$ 194
	Allianz RCM Global H	Allianz RCM Global Hlthcare FD CL A	118	2,791
	Alpine Intl RL Estat	Alpine Intl RL Estate Equity FD CL Y	3,316	75,307
	Amer Cent Global Gol	Amer Cent Global Gold Fund – Inv #980	413	8,359
	American Balanced Fu	American Balanced Fund CL R-4	98,920	1,601,518
	American Capital Wor	American Capital World Bond FD #31	671	13,452
	American Century Sma	American Century Small Cap Value – Adv	1,783,957	13,022,890
	American Europacific	American Europacific Growth – R4	499,886	18,855,704
	American/Investment	American/Investment Co of Amer – A#4	2,212	57,397
	American/New World F	American/New World FD – R4 #2436	207,758	9,777,101
	Arbitrage Fund (the)	Arbitrage Fund (the)	495	6,279
	Calamos Growth & Inc	Calamos Growth & Income FD CL A	281	8,048
	Calamos Growth FD CL	Calamos Growth FD CL A #606	314,039	13,962,177
	Central Europe & Rus	Central Europe & Russia Fund Inc SBI	150	4,949
	CGM Focus FD #815	CGM Focus FD #815	220	6,535
*	CNI Charter AHA Dive	CNI Charter AHA Divers Equity CL N	15,620	185,561
*	CNI Charter AHA Full	CNI Charter AHA Full Mat Fxd Incm – N	38,306	396,085
*	CNI Charter AHA Ltd	CNI Charter AHA Ltd Mat F/I FD CL N	49,887	551,252
*	CNI Charter AHA Soc	CNI Charter AHA Soc Respons EQ – N	15,654	132,745
*	CNI Charter Corp Bon	CNI Charter Corp Bond FD – Instl #255	145,934	1,539,598
*	CNI Charter Govt BD	CNI Charter Govt BD FD – Instl CL #256	2,759,315	28,917,622
*	CNI Charter High YLD	CNI Charter High YLD BD FD – Instl #251	223,412	1,762,725
*	CNI Charter LG Cap V	CNI Charter LG Cap Val Eqty – Inst #253	2,383,589	18,019,932
*	CNI Charter LGE Cap	CNI Charter LGE Cap Gwth – Instl #254	284,973	2,157,246
*	CNI Charter M/asset	CNI Charter M/Asset Inst Shr #259	468,076	4,680,758
*	CNI Charter RCB Smal	CNI Charter RCB Small Cap Vlu – Instl	122,408	2,300,040
	Cohen & Steers Intl	Cohen & Steers Intl Rlty FD – I	8,600	90,390
	Columbia Acorn Fund	Columbia Acorn Fund CL Z #492	485,948	11,993,197
	Columbia Midcap Valu	Columbia Midcap Value FD CL Z #983	101,678	1,126,589
	Columbia Technology	Columbia Technology FD CL Z	800	7,093
	Diamond Hill Focus L	Diamond Hill Focus L/S FD CL A	714	11,641
	Diamonds Trust Ser I	Diamonds Trust Ser I SBI	100	10,407
	Direxion SHS Large C	Direxion SHS Large Cap Bull 3x ETF	100	5,251
	Dodge & Cox Balanced	Dodge & Cox Balanced FD #146	1,027	65,734
	Dodge & Cox Intl Sto	Dodge & Cox Intl Stock FD 1048	410	13,057
	Dodge & Cox Stock Fu	Dodge & Cox Stock Fund #145	150	14,377
	Dreyfus Midcap Index	Dreyfus Midcap Index Fund #113	52,661	1,190,146
	Dreyfus Prem Emerg M	Dreyfus Prem Emerg Mkts FD CL A #327	1,973	23,119
	Dreyfus S&P 500 In	Dreyfus S&P 500 Index FD #078	679,759	21,269,650
	Dreyfus Small Cap St	Dreyfus Small Cap Stock Index FD #77	285,957	4,755,473
	Eaton Vance SR Float	Eaton Vance SR Floating-Rate FD SBI	4,000	58,320
	Fairholme Fund #1950	Fairholme Fund #1950	1,745	52,514
	FBR Small Cap FD CL	FBR Small Cap FD CL A #4	277	11,484

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2009 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares		(e) Current value
	Fidelity Adv High IN	Fidelity Adv High Inc Adva FD A #258	1,553,948	$	14,016,612
	Fidelity Adv Techolo	Fidelity Adv Technology CL A 187	355,360		7,032,581
	Fidelity Canada Fund	Fidelity Canada Fund	103		4,985
	Fidelity Contrafund	Fidelity Contrafund #22	419		24,442
	Fidelity Intl Small	Fidelity Intl Small Cap Oppy FD	861		7,391
	Fidelity Leveraged C	Fidelity Leveraged Co Stock FD	579		13,279
	Fidelity Select Hlth	Fidelity Select Hlth Care Port #63	95		10,100
	Fidelity Select Util	Fidelity Select Utilities Growth #65	222		9,931
	Fidelity Spartan 500	Fidelity Spartan 500 Index FD #317	292		22,476
	First Eagle Global F	First Eagle Global FD CL A #801	2,154		86,122
	FMI Large Cap Fund	FMI Large Cap Fund	86		1,218
	FPA New Income Fund #	FPA New Income Fund #78	1,548		16,910
	Franklin Templeton G	Franklin Templeton Global Bond – A 406	799,920		10,174,986
	Harbor Bond Fund – IN	Harbor Bond Fund – Instl #14	1,314		15,953
	IShares Barclays 1-3	IShares Barclays 1-3 YR CR BD FD ETF	1,687		175,381
	IShares Barclays Tip	IShares Barclays Tips Bond Fund	500		51,950
	IShares DJ Select DI	IShares DJ Select Divid Index FD SBI	452		19,859
	IShares FTSE/Xinhua	IShares FTSE/Xinhua China 25 Idx SBI	750		31,695
	IShares IBoxx $inv	IShares IBoxx $inv Grade Corp BD FD	200		20,830
	IShares MSCI EAFE IN	IShares MSCI EAFE Index FD SBI	2,473		136,708
	IShares MSCI Emergin	IShares MSCI Emerging Mkts Index SBI	100		4,150
	IShares S&P Midcap	IShares S&P Midcap 400 Index	1,643		118,970
	IShares S&P Small	IShares S&P Small Cap 600 Index	1,650		90,288
	IShares Silver TR SB	IShares Silver TR SBI	1,000		16,539
	Keeley Small Cap Val	Keeley Small Cap Value FD – A	651		12,907
	Lazard Emerging Mark	Lazard Emerging Markets – Open #652	479		8,751
	Legg Mason Ptrs Capi	Legg Mason Ptrs Capital FD CL C	4,468		79,481
	Loomis Sayles Bond F	Loomis Sayles Bond Fund Retail – 1164	259		3,443
	Market Vectors Agrib	Market Vectors Agribusiness ETF	200		8,758
	Marsico Global Fund	Marsico Global Fund	1,605		14,513
	Matthews Asia Small	Matthews Asia Small Comp	53		844
	Matthews China Fund	Matthews China Fund #804	1,552		39,587
	Matthews Pacific Tig	Matthews Pacific Tiger FD #802	690		13,273
	Meridian Growth Fund	Meridian Growth Fund #075	377		12,825
	Meridian Value Fund	Meridian Value Fund #076	1,809		44,337
	MSDW Emerging Market	MSDW Emerging Market Debt Fund SBI	500		5,040
	Oakmark Equity & Inc	Oakmark Equity & Income FD #810	3,421		87,360
	Oakmark Global Fund	Oakmark Global Fund CL I #1674	1,133		22,100
	Oppenheimer Intl Bon	Oppenheimer Intl Bond FD – A 880	35,413		226,648
	Perritt Emerg Opport	Perritt Emerg Opportunities FD	183		1,600
	Pimco 1-5 Year US TI	Pimco 1-5 Year US Tips Inx FD ETF	305		15,668
	Pimco Commod Realret	Pimco Commod Realreturn Stratg – D 377	1,884		15,448
	Pimco Foreign Bond F	Pimco Foreign Bond Fund CL D #307	1,308		13,079
	Pimco Real Return FD	Pimco Real Return FD CL A 4010	114		1,230

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2009 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares	(e) Current value
	Pimco Total Return C	Pimco Total Return CL A #4005	1,927,544	$ 20,817,476
	PowerShares QQQ TR 1	PowerShares QQQ TR 1	100	4,575
	Powershrs Wilderhill	Powershrs Wilderhill CLN Energy SBI	30	330
	ProFunds Finl Ultras	ProFunds Finl Ultras – Investr	457	3,143
	Proshares Ultra Basi	Proshares Ultra Basic Materials ETF	200	6,446
	Proshares Ultrashort	Proshares Ultrashort Euro ETF	150	2,805
	Proshares Ultrashort	Proshares Ultrashort MSCI PAC ETF	125	2,385
	Royce Micro-Cap FD	Royce Micro-Cap FD – Inv #264	735	10,086
	Royce Special Equity	Royce Special Equity Fund 327	581	10,174
	Royce Value Plus Fun	Royce Value Plus Fund SV CL #292	1,483,595	16,675,603
	Rydex S&P Equal Weig	Rydex S&P Equal Weighted Index SBI	2,500	98,825
	S&P 400 Mid-Cap DE	S&P 400 Mid-Cap Dep Rcpt (Spdr)	700	92,218
	S&P 500 Dep Rcpt	S&P 500 Dep Rcpt (Spdr)	2,957	329,528
	Scout International	Scout International Fund	676	19,689
	Short S&P 500 Prosha	Short S&P 500 Proshares ETF	100	5,256
	SPDR Gold Trust ETF	Spdr Gold Trust ETF	230	24,681
	T Rowe Price Cap App	T Rowe Price Cap Appreciation FD #72	640	11,627
	T Rowe Price Emergin	T Rowe Price Emerging Mkts Stk #111	427	12,836
	T Rowe Price Equity	T Rowe Price Equity Income FD #71	673	14,118
	T Rowe Price Health	T Rowe Price Health Sciences FD 114	240	6,276
	T Rowe Price Intl BD	T Rowe Price Intl BD Fund #76	2,076	20,492
	Templeton Dev Mkts A	Templeton Dev Mkts A #711	—	1
	Third Avenue Value F	Third Avenue Value Fund #440	28	1,277
	Tweedy Browne Global	Tweedy Browne Global Value FD #001	666	14,120
	Ultra Oil & Gas Pros	Ultra Oil & Gas Proshares ETF	1	35
	Ultra S&P 500 Prosha	Ultra S&P 500 Proshares ETF	30	1,147
	Ultrashort Lehman 20	Ultrashort Lehman 20+ Year ETF	100	4,988
	Ultrashort Real Esta	Ultrashort Real Estate Prosh ETF	2,300	17,250
	Ultrashort Russell 2	Ultrashort Russell 2000 Proshs ETF	490	12,132
	United STS Nat Gas F	United STS Nat Gas FD LP ETF	376	3,790
	Utilities Select Sec	Utilities Select Sector Spdr FD SBI	1	31
	Vanguard Dividend AP	Vanguard Dividend Apprec Index ETF	215	10,075
	Vanguard Emerging MA	Vanguard Emerging Markets ETF	3,326	136,366
	Vanguard Extended MA	Vanguard Extended Market ETF	1,900	81,814
	Vanguard Growth ETF	Vanguard Growth ETF	215	11,408
	Vanguard Inflat – Prot	Vanguard Inflat – Protected Sec-IV #119	238	2,986
	Vanguard REIT ETF	Vanguard REIT ETF	50	2,237
	Vanguard Small Cap G	Vanguard Small Cap Growth ETF	1,183	70,826
	Vanguard Small Cap V	Vanguard Small Cap Value ETF	1,213	66,084
	Vanguard Small-Cap E	Vanguard Small-Cap ETF	380	21,793
	Vanguard Total BD MK	Vanguard Total BD Mkt FD ETF	128	10,060
	Vanguard Total Bond	Vanguard Total Bond Mkt Index 084	235	2,434
	Vanguard Total Stk M	Vanguard Total Stk Mkt Index #085	75	2,049
	Vanguard Total Stock	Vanguard Total Stock Market ETF	30	1,691

(Continued)

Schedule

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

EIN: 95-2568550

Plan Number: 001

Attachment to 2009 Form 5500

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Number of shares		(e) Current value
	Vanguard Value ETF	Vanguard Value ETF	4,905	$	234,213
	Vanguard Windsor II	Vanguard Windsor II Fund #073	327		7,734
	Vngrd Spcl Gold & Pr	Vngrd Spcl Gold & Prec Metals #53	494		10,099
	Yacktman Focused Fun	Yacktman Focused Fund # 190	440		7,090
		Total mutual funds			230,377,254
	Other – assets:				
	Atlas Pipeline Holdi	Atlas Pipeline Holdings LP	1		7
	Exterran Partners LP	Exterran Partners LP	450		9,996
		Total other – assets			10,003
	Participant loans	Participant loans (various maturity dates ranging from January 2010 to October 2024 and interest rates ranging from 4.25% to 10.00%)			9,835,948
	Adjustment to contract value from fair value for fully benefit-responsive investment contracts				(67,242)
				$	332,126,944

* Denotes party-in-interest asset.

See accompanying report of independent registered public accounting firm.